                            EXHIBIT 11

           EXECUTONE INFORMATION SYSTEMS, INC. AND SUBSIDIARIES
           STATEMENT REGARDING COMPUTATION OF PER SHARE EARNINGS


                                                   Three Months Ended
                                                        March 31,
                                                 1996              1995

NET INCOME (LOSS)                           $ (5,358,000)     $    120,000

WEIGHTED AVERAGE NUMBER OF
  COMMON SHARES OUTSTANDING                   51,853,000        45,947,000

COMMON STOCK EQUIVALENT SHARES
  ASSUMED TO BE ISSUED FOR DILUTIVE
  STOCK OPTIONS AND WARRANTS                         ---         2,891,000

TOTAL WEIGHTED AVERAGE COMMON
  AND COMMON EQUIVALENT SHARES
  OUTSTANDING                                 51,853,000        48,838,000


EARNINGS (LOSS) PER COMMON SHARE             $     (0.10)      $      0.00



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